UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

**Pursuant To Section 13 or 15 (d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)   **July 20, 2005**

CNB CORPORATION
(Exact name of registrant as specified in its charter)

South Carolina	**2-96350**	**57-0792402**
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

P.O. Box 320, Conway, South Carolina   **29528**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code   **(843) 248-5271**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On July 20, 2005, CNB Corporation issued a press release disclosing the results of operations and financial condition of the Company for the six-month period ended June 30, 2005.

The press release is attached hereto as Exhibit 99.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(C) Exhibits

99 Press release issued July 20, 2005.

<p style="text-align:center">SIGNATURE</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

July 20, 2005   CNB Corporation

/s/Paul R. Dusenbury
Paul R. Dusenbury
Executive Vice President,
Treasurer and Chief Financial Officer